UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated June 7, 2022, announcing that the Company has purchased the 50% ownership interest in two floating storage and offshore (FSO) vessels, the FSO Asia and FSO Africa (together, the “FSO Vessels”), that was held by International Seaways, Inc., the Company’s 50-50 joint venture partner in those vessels. Following the completion of this purchase, the Company is the full owner of the FSO Vessels.

The information contained in Exhibit 99.1 of this Report on Form 6-K, excluding the commentary of Hugo De Stoop included therein, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: June 8, 2022

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Tuesday 7 June 2022 – 10.05 p.m. CET

EURONAV PURCHASES JOINT VENTURE
PARTNER SHARE OF TWO FSO VESSELS

ANTWERP, Belgium, 7 June 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces that it has become the full owner of the FSO platform as previously held in its 50-50 joint venture with International Seaways, Inc. (“INSW”). The two converted ULCCs, the FSO Asia and FSO Africa, were purchased at USD 300 million in total. Net of adjustments for working capital and debt, Euronav paid approximately USD 140 million in cash for the purchase. The transaction has been approved by North Oil Company (“NOC”), the operator of the Al Shaheen field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited. The Company obtains full control of the project.

The floating offshore units FSO Africa and FSO Asia were significantly converted from ULCC status and have been serving the Al-Shaheen field without interruption since 2010. The current contract for these two custom-made units with a capacity of 3 million barrels runs until Q3 2022. Following this, they will switch to a new contract that was agreed with NOC in 2020. This contract covers a ten-year extension for the FSO Asia and the FSO Africa in direct continuation of their current contractual service until Q3 2032.

Both Euronav and INSW are now following strategies which both believe require a different ownership structure for these world class assets. This highly amicable decision will allow both parties to pursue these strategies with more focus.

Hugo De Stoop, CEO of Euronav said: “This represents an important strategic milestone for Euronav and allows us to provide in full a significant source of long-term earnings visibility for our shareholders. Euronav has for many years maintained operational control of these assets and it makes sense now for us to assume full economic control. International Seaways has been a strong and reliable partner since 2008 and we are grateful for their support. These operational units have already provided substantial value to our customer since 2010 and the long-term contracts reflect Euronav’s operational capability in diversifying activities beyond the traditional crude oil transportation sector and generating superior returns on capital.”

“Our participation in the FSO joint venture with Euronav has provided stable cash flows for more than 11 years for International Seaways and its predecessor,” commented Lois K. Zabrocky, President and CEO of International Seaways, Inc. “For the past several months, we’ve evaluated options to unlock the value of the joint venture in cash in order to further strengthen our balance sheet and support our long-term value creation strategy, which, over the last five years, has included a transformational merger and vessel purchases at cyclical lows, maintaining a strong balance sheet and returning nearly USD 100 million in capital to shareholders since the start of 2020. We thank Euronav for their partnership, and we are confident that they will continue to operate these vessels with the highest standards.”

PRESS RELEASE Tuesday 7 June 2022 – 10.05 p.m. CET

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Contact:
Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Second Quarter 2022 Earnings: 4 August 2022

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 40 VLCCs (with further three to be delivered), 26 Suezmaxes (of which two vessels are time chartered in and three vessels to be delivered) and 2 FSO vessels.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.